Exhibit 99.4
For Immediate Release

LASIKPLUS FOUNDER DR. STEPHEN N. JOFFE ACQUIRES 5%
VOTING STAKE IN TLC VISION CORP.

Seeks Board and Operational Changes to Effect Turn Around
And Restore Value

Considering Fight for Board Representation at 2008 Annual Meeting

CINCINNATI, OHIO (February 21, 2008) – Dr. Stephen N. Joffe, a Cincinnati investor and laser vision correction industry pioneer, today filed a Schedule 13D with the U.S. Securities and Exchange Commission disclosing ownership of a 5.0% voting position in TLC Vision Corporation (NasdaqGS:TLCV), which operates approximately 80 refractive centers in the U.S. and Canada.  Dr. Joffe is the founder and past CEO of LCA-Vision, Inc., parent company of LasikPlus, TLC Vision’s largest competitor.  He has no current relationship with LCA-Vision, Inc.

In his filing Dr Joffe said he is considering actions to protect his investment, including seeking representation on the board to implement strategic and business model changes designed to turn around the company’s flagging performance.  Furthermore, he has requested the New Brunswick, Canada-registered company's shareholder list.

The filing also states that Dr. Joffe’s actions were prompted by recent decisions by the TLC Vision board that have fostered deteriorating operations, severely impacting the value of the company’s shares.  TLC Vision’s share price has fallen more than 60% in the past year.

In a letter to the TLC Vision board dated February 14, 2008, and filed with Dr. Joffe's Schedule 13D today, Dr. Joffe stated: “On top of the list of ill-conceived judgments is the board’s decision to buy off many of its critics with a disastrous Dutch auction that offered unhappy holders roughly three times the price the shares trade at today.  To accomplish this, management and the board burdened the corporation with an enormous mountain of debt and interest costs that could sharply suppress, if not eliminate, profitability for many years to come.”

Dr. Joffe said it is vitally important to have a board and management team whose understanding, insights and experience will support the actions required to better serve patients and shareholders alike.  “This vibrant industry is still in its infancy,” he said, “with tremendous untapped opportunities for growth.”

(The full text of the letter appears below.)

About Stephen N. Joffe
Dr. Joffe ended his affiliation with Cincinnati-based LCA-Vision, Inc. (Nasdaq: LCAV), in early 2006.  During his10-year tenure as the company’s founder, chairman and CEO, he created a company whose market value dwarfed that of TLC Vision and returned more that 4,000 percent to shareholders.  The value of LCA-Vision’s shares have fallen more than 75% percent since his February 2006 departure as the company’s CEO.

Dr. Joffe was also the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its chairman and chief executive officer when it commenced operations in 1985, until it merged into LCA-Vision in 1995.  He was also the founder and chairman of Surgical Laser Technologies, Inc. From 1981 until 1990, he was a full-time professor of surgery at the University of Cincinnati Medical Center.  Dr. Joffe has held faculty appointments in surgery at the Universities of London, Glasgow and Cincinnati, and holds fellowships of the American College of Surgeons and the Royal College of Surgeons of Edinburgh and Glasgow.

For Further Information:
The Dilenschneider Group
212.922.9000
Media: Thor Valdmanis
Investors: Rob Swadosh and Art Gormley

Letter from Stephen Joffe to TLC Vision Corporation Board
February 14, 2008

Mr. Warren S. Rustand, Chairman
TLC Vision Corporation                                                                           TLC Vision Corporation
16305 Swingley Ridge Road                                                                     5280 Solar Drive, Suite 100
Suite 300                                                                                                      Mississauga, Ontario
St. Louis, Missouri 63017                                                                          L4W 5M8      Canada

Dear Warren:

Thank you for calling me back yesterday, I appreciate your time and your effort to explain away the more than 60 percent drop in TLC’s shares over the past year.  Frankly that loss in value is a self-inflicted wound--a byproduct of bad decision-making by the board and management.

On top of the list of ill-conceived judgments is the board’s decision to buy off many of its critics with a disastrous Dutch auction that offered unhappy holders roughly three times the price the shares trade at today.  To accomplish this, management and the board burdened the corporation with an enormous mountain of debt and interest costs that could sharply suppress, if not eliminate, profitability for many years to come.

TLC is part of an industry that is still in its infancy.  As a matter of principle, I want to see TLC succeed and prosper because of the life-changing difference it can make in the lives of patients.

Yet we are already more than 40 days into calendar 2008, and I seriously question whether TLC has the right strategy, the right people, or the right business model to survive and succeed in the years ahead.  I am not the only major shareholder who is deeply disturbed by these concerns.

Currently I am still a significant holder of TLC’s shares, but unlike other troubled shareholders, I understand the economics and challenges of the laser vision correction business from the standpoint of a manager and operator.  I founded LCA-Vision, TLC’s largest competitor, and as chairman and CEO I was directly responsible for that company’s enormous success, until my departure in February 2006.

Right now, my intention is to protect my already sizeable investment in TLC. Before the board’s abrupt decision to initiate the disastrous Dutch auction, we were in serious discussions about my joining TLC to oversee the turnaround.  Consider this letter a formal request to renew those discussions.  I believe all shareholders stand to benefit from my extensive experience as one of the founders of the laser vision correction industry.

Please respond 5:00 pm (eastern) on Monday the 18th of February 2008, to discuss my joining the company as Executive Chairman or CEO to implement my strategic plan to turnaround and rebuild this formerly valuable franchise for the benefit of all shareholders.  I am available to speak with you throughout the upcoming weekend and can be contacted via email at xxxxx or by cell phone on xxxxx or xxxxx.

While I would prefer not to take this effort public, your failure to move forward will force me to take whatever actions are necessary to protect my investment and ensure a timely turnaround of TLC’s business.

Sincerely,

   /s/Stephen N. Joffe

Stephen N. Joffe

   cc:       TLC Vision Corporation Board of Directors

James Wachtman, C.E.O.
Michael DePaolis, O.D.
Richard Lindstrom, M.D.
Toby S. Wilt